Exhibit 99.1

CollPlant Reports Fourth Quarter and Year End 2018 Financial Results and Provides Business Update

●	Q4 revenues of $4.2 million with net income of $1.0 million
●	$4 million revenue from the United Therapeutics license agreement in Q4
●	Company expands its aesthetics medical products development into multiple product categories

Rehovot, April 1, 2019, CollPlant (NASDAQ:CLGN), a regenerative medicine company, today announced financial results for the fourth quarter and year ended December 31, 2018 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-IFRS (non-GAAP) Measures” below.

CollPlant reported revenues of $4.2 million for the fourth quarter of 2018. The Company ended the fourth quarter of 2018 with $5.4 million in cash and cash equivalents. Comprehensive income for the fourth quarter of 2018 was $1.0 million on a GAAP basis, or adjusted comprehensive income of $904,000, on a non-GAAP basis.

“During the fourth quarter, we were very pleased to enter into a global licensing and commercialization agreement with United Therapeutics (UTHR) for 3D bioprinting of lungs. We recognized $4 million as revenues in 2018 relating to the UTHR license agreement which, when combined with revenues from the sale of our commercialized products, resulted in a net profit during the fourth quarter,” stated Yehiel Tal, CollPlant’s Chief Executive Officer.

“We believe our rhCollagen is the ideal building block for scaffolds used in regenerative medicine including for building organs manufacturing. The ability to repair and build tissues and whole organs has the potential to transform medicine and we are pleased to be on the forefront of this technology. We are actively collaborating with multiple companies by providing our BioInks for various 3D printing applications.”

“In the medical aesthetics market, we are expanding our development scope into the field of surgical incisions. We are currently running a proof of concept study in breast and abdominal surgeries with our VergenixFG product. Our goal is to position CollPlant as a major player in the medical aesthetics market. Additionally, we are pleased to report that during the first quarter of 2019, we supplied our first material order into the aesthetics market,” concluded Mr. Tal.

Fourth Quarter 2018 Financial Results

Revenues from the licensing agreement and the sale of our Bioink, VergenixFG and VergenixSTR products for the fourth quarter of 2018 were $4.2 million (NIS 15.8 million), an increase of 1,559% compared to $254,000 (NIS 952,000) for the fourth quarter of 2017. Revenues recognized in the fourth quarter of 2018 are mainly attributable to revenue from the UTHR license agreement in the amount of $4.0 million (NIS 14.7 million).

Gross profit for the fourth quarter of 2018 was $4.0 million (NIS 15.0 million), an increase of 1,567% compared to $240,000 (NIS 900,000) in the fourth quarter of 2017.

Research and development expenses for the fourth quarter of 2018, net of participations, were $2.5 million (NIS 9.2 million), an increase of 207% compared to $800,000 (NIS 3.0 million) for the fourth quarter of 2017. Research and development expenses, net, for the fourth quarter of 2018 includes royalty expenses paid to the Israel Innovation Authority (IIA) in connection with the UTHR license agreement, amounting to $1.2 million (NIS 4.7 million).

General, administrative, and marketing expenses for the fourth quarter of 2018 were $862,000 (NIS 3.2 million), a decrease of 22% compared to $1.1 million (NIS 4.1 million) for the fourth quarter of 2017.

Operating income for the fourth quarter of 2018 was $669,000 (NIS 2.5 million), an increase of 140% compared to operating loss of $1.7 million (NIS 6.2 million) for the fourth quarter of 2017.

The Company posted a comprehensive income of $1.00 million (NIS 3.8 million), or $0.004 (NIS 0.02) per share, for the fourth quarter of 2018, compared to a net loss of $1.6 million (NIS 5.9 million), or $0.01 (NIS 0.02) per share, for the fourth quarter of 2017.

Year Ended December 31, 2018 Financial Results

Revenues from the sale of our Bioink, VergenixFG and VergenixSTR products in the year ended December 31, 2018 were $4.8 million (NIS 18.0 million), an increase of 959%, compared to $453,000 (NIS 1.7 million) in the year ended December 31, 2017. Revenues recognized in 2018 are mainly attributable to revenues from the UTHR license agreement in the amount of $4.0 million (NIS 14.7 million).

Gross profit for 2018 was $4.4 million (NIS 16.6 million), an increase of 938% compared to $427,000 (NIS 1.6 million) for the year ended December 31, 2017.

Research and development expenses for the year ended December 31, 2018, net of participations, were $5.2 million (NIS 19.4 million), an increase of 38% compared to $3.8 million (NIS 14.1 million) for the year ended December 31, 2017. Research and development expenses, net, includes royalty expenses paid to the IIA in connection with the UTHR license agreement, amounting to $1.2 million (NIS 4.7 million).

General, administrative, and marketing expenses for the year ended December 31, 2018 were $3.3 million (NIS 12.5 million), an increase of 51% compared to $2.2 million (NIS 8.3 million) for the year ended December 31, 2017. Operating loss for the year ended December 31, 2018 was $4.1 million (NIS 15.3 million), a decrease of 26% compared to $5.5 million (NIS 20.8 million) for the year ended December 31, 2017.

Comprehensive loss was $3.7 million (NIS13.9 million), or $0.02 (NIS 0.06) per share, for the year ended December 31, 2018 compared to a net loss of $5.6 million (NIS 20.9 million), or  $0.05 (NIS 0.16) per share, for the year ended December 31, 2017.

Fourth Quarter 2018 Financial Results on Non-IFRS Basis (“non-GAAP”)

On a non-GAAP basis, the operating costs and expenses for the fourth quarter of 2018 were $3.1 million (NIS 11.8 million), compared to $1.6 (NIS 6.0 million) for the fourth quarter of 2017. The comprehensive income on a non-GAAP basis for the fourth quarter of 2018 was $904,000 (NIS 3.4 million), or $0.004 (NIS 0.02) per share, compared to comprehensive loss of $1.3 million (NIS 4.8 million), or $0.01 (NIS 0.04) per share, for the fourth quarter of 2017. Non-GAAP measures exclude certain non-cash expenses. The table at the end of this press release titled “Reconciliation of GAAP to Non-GAAP Financial Measures” includes a reconciliation of the Company’s GAAP results to non-GAAP results. The net reconciliation reflects non-cash income in the amount of $104,000 (NIS 309,000) in the fourth quarter of 2018, with respect to (i) change in fair value of financial instruments and (ii) share-based compensation to employees, directors and consultants.

 Year Ended December 31, 2018 Financial Results on Non-IFRS Basis (“non-GAAP”)

On a non-GAAP basis, the operating costs and expenses for the year ended December 31, 2018 were $7.2 million (NIS 26.9 million), compared to $5.3 million (NIS 19.7 million) for the year ended December 31, 2017. The comprehensive income on a non-GAAP basis for the year ended December 31, 2018 was $2.6 million (NIS 9.7 million), or $0.02 (NIS 0.06) per share, compared to comprehensive loss of $4.9 million (NIS 18.3 million), or $0.04 (NIS 0.16) per share, for the fourth quarter of 2017. Non-GAAP measures exclude certain non-cash expenses. The table at the end of this press release titled “Reconciliation of GAAP to Non-GAAP Financial Measures” includes a reconciliation of the Company’s GAAP results to non-GAAP results. The net reconciliation reflects non-cash expenses in the amount of $1.1 million (NIS 4.1 million) in the year ended December 31, 2018, with respect to (i) fair market value attributed to services received through a securities purchase agreement with an investor (the “Share Purchase Agreement”), (ii) change in fair value of financial instruments and (iii) remeasurement of liability to the IIA, and (iv) share-based compensation to employees, directors and consultants.

Use of Non-IFRS (“non-GAAP”) Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the Share Purchase Agreement, recognition and amortization of unrecognized day one loss, and share-based compensation to employees, directors and consultants. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 10 in this press release. This accompanying table on page 10 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Balance Sheet Highlights

As of December 31, 2018, the Company had cash and cash equivalents of $5.4 million (NIS 20.7 million), compared to $4.7 million (NIS 17.8 million) as of December 31, 2017.  The increase was mainly due to $2.6 million (NIS 9.9 million) in proceeds generated by financing activities and $4.9 million (NIS 18.4 million) from the UTHR license agreement. The Company utilized $1.2 million (NIS 4.7 million) in cash to fund its operating activities during 2018.

For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange as of December 31, 2018 (U.S. $1 = NIS 3.748).

The Company's consolidated financial results for the twelve months ended December 31, 2018 are presented in accordance with International Financial Reporting Standards.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2018 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.check-cap.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, medical aesthetics, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We recently entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. CollPlant’s unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600- 0
Email: Eran@collplant.com

CollPlant Holdings Ltd.

Consolidated Statements of Financial Position

(Audited)

	December 31,		Convenience translation into USD December 31,
	2017	2018	2018
	NIS in thousands		In thousands
Assets
Current assets:
Cash and cash equivalents	17,817	20,065	5,354
Accounts receivables:
Trade receivables	354	1,933	516
Other	3,543	1,253	334
Restricted deposit		584	154
Inventory	700	3,052	814
	22,414	26,887	7,172
Non-current assets:
Restricted deposit	503	580	155
Long term-receivables	92	68	18
Property and equipment, net	3,582	5,274	1,407
Intangible assets, net	1,454	1,273	340
	5,631	7,195	1,920
Total assets	28,045	34,082	9,092
Liabilities and equity
Current liabilities:
Loan	-	84	22
Accounts payable:
Trade payables	2,922	2,331	622
Accrued liabilities and other	1,996	2,366	631
Contract liabilities	-	3,636	970
	4,918	8,417	2,245
Non-current liabilities:
Debentures at fair value	12,639	-	-
Warrants at fair value	-	2,434	649
Derivatives	141	363	97
Royalties to the Israel Innovation Authority	1,203	1,185	316
Loan	-	84	22
Long term contract liabilities	-	3,673	980
Long-term payables	61	-	-
	14,044	7,739	2,064
Commitments and contingent liabilities
Total liabilities	18,962	16,156	4,309
Equity:
Ordinary shares	4,998	5,716	1,525
Additional paid in capital and warrants	178,467	196,870	52,527
Accumulated deficit	(174,382)	(184,660)	(49,269)
Total equity	9,083	17,926	4,783
Total liabilities and equity	28,045	34,082	9,092

CollPlant Holdings Ltd.

Consolidated Statements of Comprehensive Loss

					Three months	Convenience translation into USD
	Three months ended December 31,		Year ended December 31,		ended December 31,	Year ended December 31,
	2017	2018	2017	2018	2018
	Unaudited		Audited		Unaudited	Audited
	NIS in thousands				In thousands
Revenue	952	15,789	1,668	18,034	4,213	4,812
Cost of Revenue	52	828	52	1,426	221	380
Gross Profit	900	14,961	1,616	16,608	3,992	4,432
Operating costs and expenses:
Research and development expenses, net:	2,979	9,225	14,066	19,440	2,461	5,186
General, administrative and marketing expenses	4,113	3,229	8,303	12,480	862	3,330
Total operating costs and expenses:	7,092	12,454	22,369	31,920	3,323	8,516
Operating income (loss)	(6,192)	2,507	(20,753)	(15,312)	669	(4,084)
Financial income	280	1,232	253	1,650	329	440
Other financial income (expenses)		39	(380)	(225)	10	(60)
Financial income (expenses), net	280	1,271	(127)	1,425	339	380
Comprehensive income (loss)	(5,912)	3,778	(20,880)	(13,887)	1,008	(3,704)
Basic and diluted income (loss) per ordinary share (NIS/USD)	(0.04)	0.02	(0.16)	(0.06)	0.004	(0.02)
Weighted average ordinary shares outstanding	145,002,163	233,010,891	133,187,048	219,229,229

CollPlant Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,		Convenience translation into USD (Note 1b)
	2017	2018	2018
			In thousands
Cash flows from operating activities:
Net cash used in operations (see Appendix A)	(17,884)	(4,665)	(1,245)
Net cash used in operating activities	(17,884)	(4,665)	(1,245)
Cash flows from investing activities:
Restricted deposits	-	(620)	(166)
Purchase of property and equipment	(447)	(2,983)	(796)
Net cash used in investing activities	(447)	(3,603)	(962)
Cash flows from financing activities:
Proceeds from issuance of shares, warrants and debentures, less issuance expenses	29,030	9,999	2,668
Exercise of options and warrants into shares	3,618	-	-
Loan received	-	210	57
Loan paid	-	(42)	(11)
Payments made for equipment on financing terms	(253)	(252)	(67)
Net cash provided by financing activities	32,395	9,915	2,647
Increase (Decrease) in cash and cash equivalents	14,064	1,647	440
Cash and cash equivalents at the beginning of the year	3,797	17,817	4,754
Exchange differences on cash and cash equivalents	(44)	601	160
Cash and cash equivalents at the end of the year	17,817	20,065	5,354

CollPlant Holdings Ltd.

Appendices to the Consolidated Statements of Cash Flows

	Year ended December 31,		Convenience translation into USD
	2017	2018	2018
			In thousands
Appendix to the statement of cash flows
A. Net cash used in operations:
Comprehensive loss for the year	(20,880)	(13,887)	(3,704)
Adjustments for:
Depreciation and amortization	1,050	1,472	392
Share-based compensation to employees and consultants	4,970	5,169	1,379
Exchange differences on cash and cash equivalents	44	(601)	(160)
Changes in fair value of financial instruments	(35)	(891)	(238)
Exchange differences on restricted deposit	54	(41)	(11)
	(14,797)	(8,779)	(2,342)
Changes in operating asset and liability items:
Increase in trade receivables	(137)	(1,579)	(421)
Increase in inventory	(213)	(2,352)	(628)
Decrease (increase) in other receivables (including long-term receivables)	101	784	209
Increase (decrease) in trade payables (including long-term payables)	(2,239)	(400)	(107)
Increase in accrued liabilities and other payables	379	370	99
Increase in contract liabilities (including long term contract liabilities)		7,309	1,950
Increase (decrease) in royalties to the IIA	(978)	(18)	(5)
	(3,087)	4,114	1,097
Net cash used in operations	(17,884)	(4,665)	(1,245)
B. Non-cash investing and financing activities
Conversion of Debentures to pre-paid warrant	-	12,708	3,391
Conversion of pre-paid warrants to ordinary shares	-	248	66

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Convenience translation into USD
	Twelve months ended December 31	Three months ended December 31	Twelve months ended December 31		Three months ended December 31
	2018	2018	2017	2018	2017	2018
	USD in thousands		NIS in thousands

GAAP gross profit	4,431	3,992	1,616	16,608	900	14,961

GAAP operating costs and expenses:	8,516	3,323	22,369	31,920	7,092	12,454
Fair market value attributed to services received through the Alpha Agreement	539	-	1,530	2,024	1,530	-
Remeasurement of liability to the IIA	(34)	-	(811)	(128)	(811)	-
Share-based compensation to employees, directors and consultants	839	186	1,910	3,143	402	699
Non-GAAP operating costs and expenses:	7,172	3,137	19,740	26,881	5,971	11,755
GAAP operating income (loss)	(4,084)	669	(20,753)	(15,312)	(6,192)	2,507
Non-GAAP operating income (loss)	(2,741)	855	(18,124)	(10,273)	(5,071)	3,206
GAAP Comprehensive income (loss)	(3,704)	1,008	(20,880)	(13,887)	(5,912)	3,778
Fair market value attributed to services received through the Alpha Agreement	539	-	1,530	2,024	1,530	-
Changes in fair value of financial instruments	(238)	(290)	(34)	(891)	(34)	(1,089)
Remeasurement of liability to the IIA	(34)	-	(811)	(128)	(811)	-
Share-based compensation to employees, directors and consultants	839	186	1,910	3,143	402	699
Non-GAAP Comprehensive income (loss)	(2,598)	904	(18,285)	(9,739)	(4,825)	3,388
GAAP Basic and diluted loss per ordinary share (NIS/USD)	(0.02)	0.004	(0.16)	0.06))	(0.04)	0.02
Non-GAAP Basic and diluted income (loss) per ordinary share (NIS/USD)	(0.01)	0.004	(0.14)	(0.04)	(0.03)	0.01